

January 19, 2022

Thomas Elliott
Chief Financial Officer, Executive Vice President and Treasurer
Resource REIT, Inc.
1845 Walnut Street, 17th Floor
Philadelphia, PA 19103

> **Re: Resource REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **File No. 000-55430**

Dear Mr. Elliott:

We have reviewed your January 10, 2022 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2021 letter.

Form 10-K for the fiscal year ended December 31, 2020

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Estimated Value Per Share, page 32

1. We note your response to comment one and reissue the comment in part. Please provide to us your basis for including goodwill in your calculation of NAV. Include within your response how your calculation is consistent with your policy disclosure that indicates your valuation was performed in accordance with the provisions of Practice Guideline 2013-01 issued by the Institute for Portfolio Alternatives, which notes that when determining gross asset value for purposes of NAV valuation methodology, intangible assets are to be excluded, including all assets/liabilities required by ASC 805.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,

Thomas Elliott
Resource REIT, Inc.
January 19, 2022
Page 2

Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the
financial statements and related matters or with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction